[Sullivan & Cromwell Letterhead]

April 10, 2018

VIA EDGAR

Coy Garrison
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

Re:                             CIM Commercial Trust Corporation
Registration No. 333-210880

Dear Mr. Garrison:

On March 20, 2018, CIM Commercial Trust Corporation (“CMCT”) filed Post-Effective Amendment No. 3 to its registration statement on Form S-11 (the “POS AM”) with the Securities and Exchange Commission (the “Commission”).  On behalf of CMCT, we are submitting this letter with CMCT’s response to the oral inquiry received from the staff of the Commission regarding the determination of the estimated per share value for FINRA purposes (the “Per Share Value”) of CMCT’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”).

Referencing the section “Plan of Distribution—FINRA Estimated Per Share Value” of the POS AM, the staff asked why CMCT determined the Per Share Value of the Series A Preferred Stock as of December 31, 2017 to be $25.00 per share, plus accrued and unpaid dividends, when CMCT’s estimate of the Per Share Value of the Series A Preferred Stock prepared on the basis of the fair values of CMCT’s investments in real estate and certain lending assets as of such date exceeded such amount.

As discussed with the staff, the terms of the Series A Preferred Stock expressly provide that the amount that a holder of Series A Preferred Stock would be entitled to receive upon the redemption of the Series A Preferred Stock or the liquidation of CMCT would be equal to the stated value of the Series A Preferred Stock (i.e., $25.00 per share), plus all accumulated, accrued and unpaid dividends thereon (the “Maximum Value”).  Therefore, even if the Per Share Value (as calculated based on the fair market values of the assets and liabilities of CMCT) exceeded the Maximum Value, a holder of Series A Preferred Stock would not be entitled to receive an amount greater than the Maximum Value upon the redemption of such shares or the liquidation of CMCT.  CMCT agrees to clarify the foregoing in the next supplement to the POS AM and in any future filing with the Commission involving a Per Share Value of the Series A Preferred Stock (as calculated based on the fair market values of the assets and liabilities of CMCT) that exceeds the Maximum Value.

We appreciate the opportunity to respond to your comment.  If you have further comments or questions please call Kelly Meric at (310) 712-6602 or Patrick Brown at (310) 712-6603.

Sincerely,

/s/ Patrick S. Brown